Exhibit 19

1st
FRANKLIN
FINANCIAL
CORPORATION

QUARTERLY
REPORT TO INVESTORS
FOR THE
SIX MONTHS ENDED
JUNE 30, 2001

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MANAGEMENT'S LETTER

Financial Condition:

Total assets of the Company were $258.9 million at June 30, 2001 as compared to $245.2 million at December 31, 2000 representing a 6% increase. Additions to the Company's cash reserves served as the main catalyst of growth in assets during the first half of 2001. Funds generated from sales of the Company's debt securities and payments on loans exceeded funds needed for operations thereby creating a cash surplus. Also contributing to the increase in cash was the redemption of $12.9 million in investment securities due to call options being exercised by issuers of bonds or bonds reaching final maturity.

The Company's loan portfolio rebounded during the quarter ended June 30, 2001 after declining in the first quarter. Historically, the Company experiences a decline in loan receivables during the first quarter of each year due to its cyclical loan business. As a result of increased business activity during the quarter just ended, net receivables (gross receivables less unearned financed charges) grew $1.7 million (1%) overall for the current year.

Receipt of various miscellaneous receivables, such as reinsurance cessions and accrued interest on investment securities, were primary factors responsible for the $1.4 million (12%) decline in other assets during the six-months just ended as compared to the prior year-end.

Senior and subordinated debt rose $13.0 million (8%) due to the aforementioned increase in sales of the Company's debt securities during the six-month period just ended. Other liabilities declined $1.1 million (8%) as a result of the disbursement of the prior year's accrued incentive bonus and the Company's annual contribution to the employee profit sharing plan.

Results of Operations:

Results of operations for the quarter ended June 30, 2001 closely paralleled the performance for the six months just ended; therefore, the discussion which follows will cover the six-month period as a whole. The discussion will not encompass a separate analysis of the quarterly performance unless otherwise noted.

Revenues during the first half of 2001 were $2.0 million (5%) higher as compared to the first half of 2000, however, net profit fell below levels achieved during the same period in 2000. The decline in net earnings is primarily due to higher loan losses, increased interest cost and higher operating expenses as described later in this discussion.

Average net receivables increased $8.6 million (5%) during the current year as compared to the same period a year ago, leading to a $1.5 million (5%) increase in interest income. The majority of this increase however, was offset by an increase in interest expense of 1.2 million (25%). Higher borrowing costs resulted from rising interest rates during the latter part of 2000 and the aforementioned increase in sales of the Company's debt securities. Management believes that declining interest rates in recent months should result in interest cost having a lesser impact on the net interest margin (the difference between interest income on loans and investments and interest expense on debt) during the remainder of the year.

Net insurance income rose $.6 million (7%) during the quarter just ended as compared to the same quarter a year ago. The increase is due to higher levels of insurance in-force.

Increases in the Company's loan loss provision had a material impact on the net earnings for 2001. The loan loss provision increased $1.9 million (54%) during the six months just ended as compared to the same period a year ago primarily due to higher loan write-offs. Net charge-offs were $4.5 million during the current year as compared to $3.5 million during the first half 2000. Also contributing to the increase in the provision was Management's decision to raise the loan loss allowance in order to provide adequate protection against probable future losses and the overall increase in the loan portfolio. Credit-worthiness of the loan portfolio is continuously monitored and Management may add to the reserve if deemed necessary.

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During the fourth quarter of 2000 the Company became a sales representative for a manufacturer of utility trailers. Management has been test marketing these trailers in various branch offices to see what level of additional revenue can be generated from such sales. Also, financing of the sale of the trailers is being offered which may create additional loan income if buyers request financing. Revenue generated from sales of these trailers during the six months just ended was responsible for the 8% increase in other revenue. Sales of trailers have not reached desired levels and Management has decided to discontinue sales after the Company's inventory is depleted. A separate analysis is warranted for the quarterly comparison as other revenue declined 15% during the quarter just ended as compared to the same quarter a year ago. The Company received approximately $.1 million of income during the 3 month period ended June 30, 2000 from an executive insurance policy owned by the Company. During the prior year, the insurance company, which had written the policy, converted from a mutual company to a stock company resulting in the additional income.

Other operating expenses increased $1.8 million (8%) during the six months ended June 30, 2001 as compared to the same period a year ago, mainly due to higher personnel cost. Merit salary increases effective February 1st, an expansion of the Company's employee base and increases in medical claims incurred by the Company's self-insured employee health plan caused personnel cost to increase $1.3 million (9%). Other factors contributing to the increase in operating expenses were increases in occupancy expenses and other miscellaneous expenses such as computer expenses, legal and audit expenses, travel costs and postage. Cost of goods sold, associated with the aforementioned utility trailer sales, was an additional operating expense which the Company did not have in the prior year.

Effective income tax rates were 52% and 20% for the quarters ended June 30, 2001 and 2000 and 40% and 18% for the six-month comparable periods, respectively. Certain tax benefits provided by law to life insurance companies substantially reduced the effective rate of the Company's life insurance subsidiary and thus decreased the overall Company's tax rate below statutory rates in the 2000 periods. Investments in tax-exempt securities also allowed the Company's property and casualty insurance subsidiary to reduce its effective tax rate below statutory rates. The Parent company is an S Corporation for tax reporting purposes and taxable income is included in the individual tax returns of the shareholders of the Company. Rates increased during the current quarter due to the insurance subsidiaries earning a much higher share of the pre-tax profits than the Parent company.

Quantitive and Qualitative Disclosures about Market Risk:

As previously discussed, interest expense was higher during the six months just ended as compared to the same period a year ago, in part due to higher borrowing cost. Volatility in market rates during the final quarter of the 2000 forced the Company to raise the rates offered on its debt securities in order to stay competitive in the market place. Recent moves by the Federal Reserve have caused market rates to decline over the past several months. The Company's Management believes that the decline in interest rates should allow it to lower the Company's overall borrowing rates during the remainder of the current year.

Liquidity and Capital Resources:

Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. In addition to the securities program, the Company had two external sources of funds through the use of two credit agreements at June 30, 2001. One agreement provides for available borrowing of $21.0 million. Available borrowings were $21.0 million at June 30, 2001 and December 31, 2000, relating to this agreement. The agreement matured on July 31, 2001 and Management is in the process of negotiating a new line of credit. Another agreement provides for an additional $2.0 million for general operating purposes. Available borrowings under this agreement were $2.0 million at June 30, 2001 and December 31, 2000. Due to the Company's strong cash position, Management does not anticipate the need for borrowings under any lines of credit in the near future.

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Other:

Ben F. Cheek, III (Chairman and CEO) announced the appointment of Ginger C. Herring as President of the Company and A. Jarrell Coffee as Chief Operating Officer. The appointments were effective July 1, 2001 and resulted from the retirement of T. Bruce Childs, who had previously held these positions. Ben F. Cheek, IV was appointed Vice Chairman effective July 1, 2001. Also effective July 1st, a strategic management team was created to formulate a 3-5 year strategic plan for the continued growth of the Company.

Forward Looking Statements:

Certain information in the previous discussion and other statements contained in this Quarterly Report, which are not historical facts, may be forward-looking statements that involve risks and uncertainties. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Possible factors which could cause future results to differ from expectations are, but not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcome of litigation, and other factors referenced elsewhere.

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1st FRANKLIN FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	June 30,	December 31,
	2001	2000
	(Unaudited)	(Audited)
ASSETS

CASH AND CASH EQUIVALENTS	$ 30,556,071	$ 10,369,709

LOANS, net	163,329,477	162,330,404

INVESTMENT SECURITIES:
Available for Sale, at fair market	46,654,017	54,813,866
Held to Maturity, at amortized cost	7,601,306	5,590,026
	54,255,323	60,403,892

OTHER ASSETS	10,726,827	12,121,941

TOTAL ASSETS	$258,867,698	$245,225,946

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$121,617,650	$114,514,095
OTHER LIABILITIES	12,617,356	13,754,691
SUBORDINATED DEBT	53,164,087	47,300,737
Total Liabilities	187,399,093	175,569,523

STOCKHOLDERS' EQUITY:
Preferred Stock; $100 par value	--	--
Common Stock	170,000	170,000
Accumulated Other Comprehensive Income	795,491	400,072
Retained Earnings	70,503,114	69,086,351
Total Stockholders' Equity	71,468,605	69,656,423

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY	$258,867,698	$245,225,946

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements

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1st FRANKLIN FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

	Quarter Ended		Six Months Ended
	June 30		June 30
	(Unaudited)		(Unaudited)
	2001	2000	2001	2000

INTEREST INCOME	$14,407,040	$13,488,553	$28,491,369	$27,024,779
INTEREST EXPENSE	2,996,328	2,429,103	5,950,602	4,749,154
NET INTEREST INCOME	11,410,712	11,059,450	22,540,767	22,275,625

Provision for Loan Losses	3,079,980	2,160,809	5,348,868	3,474,600

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,330,732	8,898,641	17,191,899	18,801,025

NET INSURANCE INCOME	4,969,947	4,661,364	9,914,898	9,278,008
OTHER REVENUE	228,442	269,432	438,447	405,639

OTHER OPERATING EXPENSES:
Personnel Expense	7,891,031	7,230,932	15,924,493	14,664,824
Occupancy	1,605,844	1,511,728	3,256,690	3,025,328
Other	3,114,301	2,786,742	5,980,625	5,668,866
Total	12,611,176	11,529,402	25,161,808	23,359,018

INCOME BEFORE INCOME TAXES	917,945	2,300,035	2,383,436	5,125,654
Provision for Income Taxes	473,128	460,400	952,613	903,086
NET INCOME	444,817	1,839,635	1,430,823	4,222,568

RETAINED EARNINGS, begin of period	70,058,297	67,032,990	69,086,351	65,150,821
Distributions on Common Stock	-	1,113,000	14,060	1,613,764
RETAINED EARNINGS, end of period	$70,503,114	$67,759,625	$70,503,114	$67,759,625

BASIC EARNINGS PER SHARE:
Voting Common Stock; 1,700 Shares outstanding all periods	$2.62	$10.82	$8.42	$24.84
Non-Voting Common Stock; 168,300 shares outstanding all periods	$2.62	$10.82	$8.42	$24.84

The accompanying Notes to Consolidated Financial Statements are
An integral part of these statements

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1st FRANKLIN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months Ended
		June 30
		(Unaudited)
		2001	2000

	CASH FLOWS FROM OPERATING ACTIVITIES:
	Net Income	$ 1,430,823	$ 4,222,568
	Adjustments to reconcile net income to net cash
provided by operating activities:
	Provision for Loan Losses	5,348,868	3,474,600
	Depreciation and Amortization	668,537	624,965
	Deferred Income Taxes	89,761	130,852
	Other, net	39,153	(63,086)
	Decrease (Increase) in miscellaneous assets	1,153,370	(554,016)
	Decrease in Accounts Payable and Accrued Expenses	(1,313,253)	(1,937,820)
	Net Cash Provided	7,417,259	5,898,063

	CASH FLOWS FROM INVESTING ACTIVITIES:
	Loans Originated or purchased	(70,250,287)	(66,244,811)
	Loan Payments	63,902,346	62,112,849
	Purchases of marketable debt securities	(6,449,547)	(6,188,092)
	Principal payments on securities	174,997	331,850
	Redemptions of securities	12,873,448	1,760,000
	Other, net	(434,699)	(360,100)
	Net Cash Used	(183,742)	(8,588,304)

	CASH FLOWS FROM FINANCING ACTIVITIES:
	Increase in Senior Debt	7,103,555	448,126
	Subordinated Debt issued	8,591,347	5,167,053
	Subordinated Debt redeemed	(2,727,997)	(2,644,590)
	Distributions Paid	(14,060)	(1,613,764)
	Net Cash Provided	12,952,845	1,356,825

	NET INCREASE IN CASH AND CASH EQUIVALENTS	20,186,362	(1,333,416)

	CASH AND CASH EQUIVALENTS, beginning	10,369,709	5,914,535

	CASH AND CASH EQUIVALENTS, ending	$ 30,556,071	$ 4,581,119

Cash Paid during the period for:	Interest	$ 1,419,000	$4,518,142
	Income Taxes	649,615	937,250

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

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-NOTES-
1.

The accompanying interim financial information of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the annual financial statements and notes thereto as of December 31, 2000 and for the years then ended included in the Company's December 31, 2000 Annual Report.

2.

In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 2001 and December 31, 2000 and the results of its operations and its cash flows for the six months ended June 30, 2001 and 2000. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3.	The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the full fiscal year.
4.	The computation of earnings per share is self-evident from the Consolidated Statement of Income and Retained Earnings.
5.

The following tables summarize assets, revenues and profit by business segment. A reconcilement to consolidated net income is also provided. Effective January 1, 2001, Management transferred a supervisory division to Division II from Division III. Prior year segment information has been restated to reflect the change.

	Division I	Division II	Division III	Total
	(In Thousands)
Segment Revenues:
Three Months ended 6/30/01	$ 5,972	$ 7,766	$ 5,048	$ 18,786
Three Months ended 6/30/00	5,664	7,073	4,956	17,693
Six Months ended 6/30/01	11,982	15,502	10,108	37,592
Six Months ended 6/30/00	11,330	14,208	10,185	35,723

Segment Profit:
Three Months ended 6/30/01	$ 1,760	$ 1,924	$ 1,152	$ 4,836
Three Months ended 6/30/00	2,103	2,369	1,421	5,893
Six Months ended 6/30/01	3,485	4,400	2,455	10,340
Six Months ended 6/30/00	4,161	4,968	3,299	12,428

Segment Assets:
6/30/01	$ 97,626	$ 107,285	$ 46,424	$251,335
6/30/00	91,475	100,041	43,518	235,034

	3 Months	3 Months	6 Months	6 Months
	Ended	Ended	Ended	Ended
	6/30/01	6/30/00	6/30/01	6/30/00
	(In Thousands)
Reconcilement of Profit:
Profit per segments	$ 4,836	$ 5,893	$ 10,340	$ 12,428
Corporate earnings not allocated	820	725	1,253	985
Corporate expenses not allocated	(4,737)	(4,318)	(9,209)	(8,287)
Income taxes not allocated	(474)	(460)	(953)	(903)
	$ 445	$ 1,840	$ 1,431	$ 4,223

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BRANCH OPERATIONS

Jack R. Coker	Senior Vice President
J.Michael Culpepper	Vice President
Kay Lovern	Vice President
Dianne Moore	Vice President
Ronald F. Morrow	Area Vice President

SUPERVISORS

Ronald Byerly	Bruce Hooper	Jimmy McHaffey	Darryl Parker
Debbie Carter	Vera Hubbard	Brian McSwain	Hilda Phillips
Donald Carter	Janice Hyde	Dianne Moore	Henrietta Reathford
Bryan Cook	Judy Landon	Harriet Moss	Timothy Schmotz
Donald Floyd	Jeff Lee	Mike Olive	Gaines Snow
Shelia Garrett	Tommy Lennon	Melvin Osley	Marc Thomas
Reneee Hebert	Mike Lyles	Dale Palmer	Jason Yates
Jack Hobgood
BRANCH OPERATIONS

ALABAMA
Alexander City	Clanton	Florence	Jasper	Ozark	Selma
Andalusia	Cullman	Gadsden	Madison	Pelham	Sylacauga
Arab	Decatur	Geneva	Moulton	Prattville	Troy
Athens	Dothan	Hamilton	Muscle Shoals	Russellville (2)	Tuscaloosa
Bessemer	Enterprise	Huntsville	Opp	Scottsboro	Wetumpka
Birmingham	Fayette

GEORGIA
Adel	Calhoun	Cumming	Griffin (2)	McRae	Stockbridge
Albany	Canton	Dallas	Hartwell	Milledgeville	Swainsboro
Alma	Carrollton	Dalton	Hawkinsville	Monroe	Sylvania
Americus	Cartersville	Dawson	Hazlehurst	Montezuma	Sylvester
Arlington	Cedartown	Douglas (2)	Hinesville (2)	Monticello	Thomaston
Athens (2)	Chatsworth	Douglasville	Hogansville	Moultrie	Thomson
Bainbridge	Clarkesville	East Ellijay	Jackson	Nashville	Tifton
Barnesville	Claxton	Eastman	Jasper	Newnan	Toccoa
Baxley	Clayton	Elberton	Jefferson	Perry	Valdosta (2)
Blakely	Cleveland	Forysth	Jesup	Pooler	Vidalia
Blue Ridge	Cochran	Fort Valley	LaGrange	Richmond Hill	Villa Rica
Bremen	Commerce	Gainesville	Lavonia	Rome	Warner Robins
Brunswick	Conyers	Garden City	Lawrenceville	Royston	Washington
Buford	Cordele	Georgetown	Madison	Sandersville	Waycross
Butler	Cornelia	Glennville	Manchester	Savannah	Waynesboro
Cairo	Covington	Greensboro	McDonough	Statesboro	Winder

LOUISIANA
Alexandria	Franklin	Lafayette	Marksville	Natchitoches	Opelousas
Crowley	Jena	Leesville	Morgan City	New Iberia	Pineville
DeRidder

MISSISSIPPI
Bay St. Louis	Forest	Hattiesburg	Jackson	Magee	Pearl
Carthage	Grenada	Hazlehurst	Kosciusko	McComb	Picayune
Columbia	Gulfport

NORTH CAROLINA
Monroe	Pineville

SOUTH CAROLINA
Aiken	Columbia	Gaffney	Lancaster	Marion	Seneca
Anderson	Conway	Greenville	Laurens	Newberry	Spartanburg
Cayce	Easley	Greenwood	Lexington	Orangeburg	Union
Chester	Florence	Greer	Lugoff	Rock Hill	York
Clemson
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DIRECTORS

Ben F. Cheek, III
Chairman and Chief Executive Officer
1st Franklin Financial Corporation

Lorene M. Cheek
Homemaker

Jack D. Stovall
President, Stovall Building Supplies, Inc.

Dr. Robert E. Thompson
Physician, Toccoa Clinic

EXECUTIVE OFFICERS

Ben F. Cheek, III
Chairman and Chief Executive Officer

Ginger C. Herring
President

A. Roger Guimond
Executive Vice President and Chief Financial Officer

A. Jarrell Coffee
Executive Vice President and Chief Operating Officer

Lynn E. Cox
Area Vice President and Corporate Secretary

Linda L. Moore
Area Vice President and Corporate Treasurer

LEGAL COUNSEL

Jones, Day, Reavis & Pogue
3500 Sun Trust Plaza
303 Peachtree Street, N.E.
Atlanta, Georgia 30308-3242

AUDITORS

Arthur Andersen LLP
133 Peachtree Street
Atlanta, Georgia 30303

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